Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF THE FIFTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF LINKEDIN CORPORATION

LinkedIn Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware, hereby certifies that:

FIRST, the name of the Corporation is LinkedIn Corporation.

SECOND, the Board of Directors of the Corporation, acting in accordance with Section 242 of the General Corporation Law of the State of Delaware, approved and adopted the resolutions amending the Corporation’s Fifth Amended and Restated Certificate of Incorporation (as amended, the “Fifth Amended and Restated Certificate”) as follows:

The text of Section 4(a) of ARTICLE IV of the Fifth Amended and Restated Certificate is amended and restated in its entirety as follows:

(a)	Optional Conversion. At any time and from time to time after the issuance of such shares, each share of any series of Preferred Stock shall be convertible, at the option of the holder thereof, at the principal corporate office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Initial Issuance Price applicable to such series of Preferred Stock by the Conversion Price (as defined herein) applicable to such series of Preferred Stock in effect on the date the certificate is surrendered for conversion. The conversion price per share for any series of Preferred Stock (the “Conversion Price”) as of May , 2011 shall be the Initial Issuance Price applicable to such series of Preferred Stock; provided, however, that the Conversion Price applicable to any series of Preferred Stock shall be subject to adjustment following May , 2011 as set forth in Section 4(d) below; provided, further, however that for purposes of Section 4(d) below, all references to “Effective Time” shall be deemed to refer to “May , 2011.”

The text of Section 4(d)(i)(A)(1) of ARTICLE IV of the Fifth Amended and Restated Certificate is amended and restated in its entirety as follows:

“(1)    up to 31,183,425 shares of the Corporation’s Common Stock, and/or options, rights or warrants therefor (as adjusted for any stock split, stock dividend, combination, recapitalization or the like with respect to such shares after the Effective Time), issued or issuable to employees, officers, directors, contractors, vendors, advisors or consultants of the Corporation pursuant to the Corporation’s Amended and Restated 2003 Stock Incentive Plan, as amended, the related Sub-Plans of the Corporation’s Amended and Restated 2003 Stock Incentive Plan or any other incentive agreements or plans unanimously approved by the Board of Directors (provided, however, that any

CERTIFICATE OF AMENDMENT OF THE

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

shares subject to options that expire or terminate unexercised or any restricted stock repurchased by the Corporation shall not be counted towards the maximum number set forth in this clause (1) unless and until regranted or reissued pursuant to any such plan, agreement or arrangement);”

THIRD, thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for approval, and was duly approved and adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment of the Fifth Amended and Restated Certificate of Incorporation has been signed by the Vice President, General Counsel and Secretary of the Corporation effective this          day of                      2011.

Name: Erika Rottenberg
Title: Vice President, General Counsel & Secretary

CERTIFICATE OF AMENDMENT OF THE

FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION